Exhibit 4.4

Format Document Services 1010 Calle Cordillera, Ste. 106 San Clemente, CA 92673			Date	Invoice
			03/02/2006	Statement

Bill To Cobalis Corp. 2445 McCabe Way Suite 150 Irvine, CA 92614		Terms Due on receipt	Due Date 03/02/2006	Account # Cobalis

Filed	Form Type		Rate	Amount
12/5/2005	Inv. # 05-150		6,105.00	6,105.00
1/11/2006	Inv. # 05-1022		120.00	120.00
1/12/2006	Inv. # 05-1019		120.00	120.00
1/12/2006	Inv. # 05-1021		120.00	120.00
1/13/2006	Inv.# 05-1018		140.00	140.00
1/13/2006	Inv.# 05-1020		140.00	140.00
1/26/2006	Inv. # 05-1024		1,000.00	1,000.00
3/2/2006	Credit for payment received		-1000.00	-1,000.00
3/2/2006	Inv.# 05-1054		1,285.00	1,285.00

Please call if you have any questions. Thank you for your business!		Total $8,030.00 Payments/Credits $ 0.00
Phone: Fax: E-mail:

949) 510-9647 (949) 481-9207 r.neely@formatds.com		Balance Due $8,030.00